Exhibit 2.6

Description of KT Corporation’s American Depositary Shares

Unless otherwise indicated, all references in this exhibit to the terms “we,” “us,” “our” and “the Company” refer to KT Corporation, all references in this exhibit to “ADSs” are to our American Depositary Shares, and all references in this exhibit to “ADRs” are to the American Depositary Receipts issued under our ADSs.

Citibank, N.A. serves as the depositary bank for our ADSs, pursuant to the deposit agreement among us, Citibank, N.A., as the depositary bank, and all holders and beneficial owners from time to time of ADSs issued thereunder, dated as of May 25, 1999, as amended by the Amendment No.1 thereto dated February 5, 2004. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank and are normally represented by certificates that are commonly known as ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository located at 4-Gil 23 Yoinaru, Yeongdeungpo-gu, Seoul, Republic of Korea.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs are determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. A copy of the deposit agreement and a form of the Amendment No.1 thereto were filed with the United States Securities and Exchange Commission (the “SEC”) as exhibits to the registration statement on Form F-6 on February 3, 2004. You may obtain a copy of such filing from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at http://www.sec.gov. Please refer to Registration Number 333-13578 when retrieving such copy.

Each ADS represents one-half of one share of common stock on deposit with the custodian. An ADS also represents any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

As an owner of our ADSs, you are a party to the deposit agreement and therefore are bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADRs specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common stock are governed by the laws of Korea which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADS through clearing and settlement systems such as The Depository Trust Company (“DTC”). The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you own the ADSs directly by means of an ADR registered in your name and, as such, we refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Korean laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of common stock for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of common stock with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the common stock deposited or modify the ADS to common stock ratio, in which case each ADS you hold will represent rights and interests in the additional common stock so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of common stock will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common stock so distributed.

No such distribution of new ADSs will be made if it would violate a law (such as the U.S. securities laws) or if it is not, in our opinion or that of the depositary bank, operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the common stock received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common stock, we will give prior notice to the depositary bank and the depositary bank will determine whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common stock directly rather than new ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is, in our opinion, lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions

Whenever we intend to distribute property other than cash, common stock or rights to purchase additional common stock, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, the depositary bank will determine whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

If a distribution consists of a dividend in, or a free distribution of, our non-voting preferred stock, we will enter into a non-voting shares deposit agreement with the depositary bank. As an owner of ADSs, you will become a party to the non-voting shares deposit agreement and will receive depositary shares representing the non-voting preferred stock in proportion to your holding of ADSs. However, if the depositary bank determines that such a distribution of our non-voting preferred stock is not feasible, it may adopt, after consultation with us, another method of effecting such a distribution which it deems to be equitable and practicable. If we issue rights with respect to our non-voting preferred stock, the securities issuable upon the exercise of such rights will be depositary shares representing our non-voting preferred stock issued pursuant to a non-voting shares deposit agreement.

We will not be obligated to list depositary shares representing our non-voting preferred stock on any exchange.

Changes Affecting Common Stock

The common stock held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common stock or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common stock held on deposit. The depositary bank may (with our approval) or will (if we request) deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs in such circumstances. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Stock

The depositary bank may create ADSs on your behalf if you or your broker deposits common stock with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common stock to the custodian. Your ability to deposit common stock and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit. The depositary bank cannot accept deposits of shares and deliver ADSs representing those shares unless (1) we have consented to such deposit or (2) Korean counsel has advised the depositary bank that the consent required under (1) is no longer required under Korean laws and regulations. Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us or with the consent of us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. The depositary bank will accept deposits of shares and deliver ADSs representing those shares without our consent only to the extent allowed under current Korean laws and regulations, and in all other cases, will continue to obtain our consent for such deposits of shares and delivery of ADSs, which we may not provide.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common stock has been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of common stock, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the common stock is duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such common stock has been validly waived or exercised;

•	you are duly authorized to deposit the common stock;

•

the common stock presented for deposit is free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and is not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the common stock presented for deposit has not been stripped of any rights or entitlements.

If any of the representations or warranties is incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you are entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying shares of common stock at the custodian’s offices. In order to withdraw the common stock represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common stock being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the common stock represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represents a whole number of securities on deposit.

You have the right to withdraw the securities represented by your ADSs at any time except for:

•

temporary delays that may arise because (1) the transfer books for the common stock or ADSs are closed, or (2) the common stock is immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Any foreign investor who wants to withdraw the shares from the depositary facility created under the deposit agreement must register its identity with the Financial Supervisory Service of Korea before the acquisition of the shares if such registration has not been made unless such investor intends to sell the shares within three months of obtaining them. See “Item 10. Additional Information—Item 10.D. Exchange controls—Restrictions Applicable to ADSs” and “—Restrictions Applicable to Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the common stock represented by your ADSs. The voting rights of holders of common stock are described in our Annual Report on Form 20-F for the year ended December 31, 2019 under the heading, “Item 10. Additional Information—Item 10B. Memorandum and Articles of Association—Voting Rights.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meetings received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We may not be able to notify the depositary bank sufficiently in advance of the scheduled date of a shareholders’ meeting and cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted, and the depositary bank and the custodian will not exercise any discretion as to voting under any circumstances.

Fees and Charges

As an ADS holder, you are required to pay the following service fees to the depositary bank:

Services	Fees
Issuance of ADSs upon deposit of shares	Up to $0.05 per ADS issued

Delivery of deposited shares against surrender of ADSs	Up to $0.05 per ADS surrendered

Distribution delivery of ADSs pursuant to sale or exercise of rights	Up to $0.02 per ADS held

Distributions of dividends	None

Distribution of securities other than ADSs	Up to $0.02 per ADS held

Other corporate action involving distributions to shareholders	Up to $0.02 per ADS held

As an ADS holder you are also responsible for paying the following fees and expenses incurred by the depositary bank and taxes and governmental charges:

•	fees for the transfer and registration of common stock charged by the registrar and transfer agent for the common stock in Korea (that is, upon deposit and withdrawal of common stock);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	fees and expenses incurred in connection with the delivery or servicing of shares of common stock on deposit; and

•	taxes and duties upon the transfer of securities (that is, when common stock is deposited or withdrawn from deposit).

We have agreed to pay certain other charges and expenses of the depositary bank. Please note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We have undertaken to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement.

You are bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common stock represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

If any ADSs remain outstanding after termination, the following will occur under the deposit agreement:

•

for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common stock represented by your ADSs and the delivery of all other property held by the depositary bank in respect of the common stock on the same terms as prior to the termination. During such six month period the depositary bank will continue to collect all distributions received on the common stock on deposit (e.g., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs; and

•

after the expiration of such six month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank maintains ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank maintains in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	we and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith;

•

the depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

•

the depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common stock, for the validity or worth of the common stock, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice;

•	we and the depositary bank are not obligated to perform any act that is inconsistent with the terms of the deposit agreement;

•

we and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control;

•

we and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of incorporation or in any provisions of securities on deposit;

•

we and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common stock for deposit, any holder of ADSs or authorized representatives of such holder, or any other person believed by either of us in good faith to be competent to give such advice or information;

•

we and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common stock but is not, under the terms of the deposit agreement, made available to you; and

•	we and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of common stock and deliver shares of common stock before receipt and cancellation of ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You are responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. In certain circumstances, you will be required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

The Custodian

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian that is organized under the laws of Korea. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank may also appoint an additional custodian for any deposited securities. The depositary bank will immediately give you and us written notice of any such changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will, unless otherwise instructed by the depositary bank, continue to act as custodian and will be subject to the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of such courts and we have appointed an agent for service of process in The City of New York.